UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number: 333-111214

DELL FINANCIAL SERVICES L.P. 401(k) PLAN

(Full title of the Plan)

DELL INC.

(Name of issuer of the securities held pursuant to the Plan)

ONE DELL WAY
ROUND ROCK, TEXAS 78682

(Address of issuer’s principal executive offices and address of the Plan)

Dell Financial Services L.P. 401(k) Plan
Index
December 31, 2003 and 2002

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Dell Financial Services L.P. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary (information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICE WATERHOUSECOOPERS LLP
Austin, Texas
May 14, 2004

Dell Financial Services L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
Common stock	$5,523,656	$4,367,561
Shares of registered investment company funds	10,166,709	5,901,436
Value of interest in common/collective trust	1,586,319	1,180,483
Participant Loans	449,131	339,499
Receivables	80,249	—
Cash and cash equivalents	37,067	34,217

Total assets	17,843,131	11,823,196

Liabilities
Payable for unsettled investment transactions	31,614	27,221

Total liabilities	31,614	27,221

Net Assets Available for Benefits	$17,811,517	$11,795,975

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2003

Statement of Changes in Net Assets

2003
Additions to net assets attributed to:
Investment income
Dividends	$178,720
Interest	25,827
Contributions
Participant	2,607,518
Rollovers	209,531
Employer	1,000,037
Net realized appreciation in fair value of investments	3,290,420

Total additions	7,312,053

Deductions to net assets attributed to:
Benefits paid to participants	1,281,562
Administrative Expenses	14,949

Total deductions	1,296,511

Net increase	6,015,542
Net Assets available for benefits
Beginning of year	11,795,975

End of year	$17,811,517

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

1. Description of Plan

Dell Financial Services L.P. (the “Partnership”) is a joint venture of Dell Inc. (“Dell”) and The CIT Group Inc. (“CIT”). Previously, CIT was a wholly owned subsidiary of Tyco International LTD (“Tyco”). The Plan has made available to participants as an investment option the common stock of Dell and Tyco. As CIT is no longer a wholly owned subsidiary of Tyco, Tyco common stock is no longer an investment option for participants.

The following description of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the summary plan description or the Plan document maintained at the corporate offices of the Partnership for further descriptions of the Plan’s provisions.

General

The Plan, which was implemented effective August 1, 1997, is a defined contribution plan covering all employees of the Partnership who are eighteen years of age or older (“Participants”). Plan assets are managed by the 401(k) Company (the “Administrator”) and held in trust by the Nationwide Trust Company (the “Trustee”) in 2003 and the Austin Trust Company in 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant contributions

Participants self-direct their contributions and account balances among the mutual fund and common stock (Dell Inc.) investment options offered by the Plan. Effective April 1, 2003, the percentage of annual wages that a participant may contribute was increased to 25% from 15%, not to exceed certain limits as described in the Plan document. Highly compensated Participants, as defined by the Internal Revenue Code (“IRC”), are subject to more restrictive maximum annual contribution limits. Participants immediately vest in their contributions and the associated investment results.

Partnership contributions

The Partnership has elected to match 50% of each dollar contributed by each participant up to 6% of the Participant’s eligible compensation. Partnership contributions are invested in the individual funds according to the current investment allocations of the Participant. Participants vest in Partnership contributions evenly over five years based on years of continuous service or upon reaching age 65. The Partnership may also elect to make discretionary contributions. Discretionary contributions are allocated to eligible Participants who were credited with at least 1,000 hours of service during the Plan year, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the year ended December 31, 2003.

Benefit payments

Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59-1/2, termination of employment, disability, death or in the event of financial hardship. A Participant with a vested account balance will receive a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. Payment of benefits prior to termination of service may be made under certain circumstances, as defined by the Plan. A Participant may defer benefit payments until reaching the age of 70-1/2, provided his or her account balance

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

is greater than $3,500; otherwise, the Participant shall receive a lump-sum amount equal to the value of the vested portion of his or her account upon termination.

Forfeitures

Forfeitures by participants of unvested Partnership contributions are first used to restore amounts previously forfeited by Participants qualified for such restoration upon reemployment, then used to satisfy Plan administrative expenses and lastly, used to reduce future employer contributions. At December 31, 2003, unallocated forfeited nonvested accounts were $240,218.

Participant loans

Under the Plan, Participants may obtain loans in amounts of up to 50% of their vested account balance up to a maximum of $50,000. The loans are collateralized by the balance in the Participant’s account and bear interest at rates based on financial institution lending rates for loans of a similar nature at the time the loan is made, which ranged from 4.95% to 7.36% during 2003. The minimum loan available is $1,000. The maximum repayment period is five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the Participant. If the Participant is terminated or if the Plan terminates, the loan must be repaid, or the outstanding balance will be considered in default and reported as a distribution.

Plan termination

Although it has not expressed any intent to do so, the Partnership has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants become fully vested in Partnership contributions and the associated investment results and all benefits shall be distributed to the Participants or their beneficiaries.

2. Summary of Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Use of estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that may affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The Plan’s investments are designed to offer the Participants a wide range of investment risks and opportunities. The Plan’s investments are stated at fair value. Shares of registered investment company funds and common stocks are stated at fair value based on published market prices. The Plan’s interest in the common/collective trust is determined periodically by the trustee, based on the current market values of

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

the underlying assets of the fund. The Plan presents the net change in fair value of registered investment company funds and common stocks, which consists of realized gains (losses), unrealized appreciation (depreciation) and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. Interest on participant loans is recorded when earned.

Administrative expenses

Substantially all administrative expenses of the Plan, which approximated $75,000 for the year ended December 31, 2003, are paid by the Partnership. Loan origination fees, loan maintenance fees and distribution fees are paid by Participants through deductions from the Participant’s account balance.

Contributions

Participant contributions are made by payroll deductions and are recorded in the period in which the deductions are made. Matching Partnership contributions are recorded in the same period.

Benefits

Benefits are recorded when paid to Participants.

Cash and cash equivalents

Cash and cash equivalents includes $1,256 and $4,924 in interest-bearing money market funds at December 31, 2003 and 2002, respectively.

Risks and uncertainties

The Plan provides for various investment options in common stock and shares of registered investment company funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and changes in net assets available for benefits.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

3. Investments

Investments that individually represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Dell Inc.	$5,486,238	$4,337,009
Davis New York Venture	2,166,324	1,101,797
Growth Fund of America	1,806,747	n/a
INVESCAP Stable Value	1,586,319	1,180,483
Franklin Balance Sheet Investment A	1,307,836	895,785
Bond Fund of America	1,236,972	833,364
Franklin Small Mid-Cap Growth	1,099,655	631,080
EuroPacific Growth	1,037,683	556,180

Due to the Plan’s concentration of investments in the common stock of Dell Inc., the Plan is exposed to risk of loss greater than it would have had through increased diversification.

During 2003 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,290,420, as follows:

Common stock	$1,238,038
Registered investment company funds	2,052,382

$3,290,420

4. Tax Status

The Plan obtained its latest determination letter on May 2, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Related Parties

The Plan holds investments in the common stock of Dell Inc., a parent company of the Partnership. All investment transactions in these securities are made at the direction of individual Participants and are completed in the public market.

Dell Financial Services L.P. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issue	Description of Investment	Value
Common Stock
*Dell Inc.	161,526.935 shares Common stock	$5,486,238
Tyco International LTD	1,401.569 shares Common stock	37,418

Subtotal	Common Stock	5,523,656

Registered Investment Companies
Davis New York Venture Fund	78,718.163 units Equity fund	2,166,324
Growth Fund of America	73,624.533 units Equity fund	1,806,747
	27,492.882 units Equity and debt
Franklin Balance Sheet Investment Class A Fund	combination fund	1,307,836
American Funds Bond Fund of America	91,559.7 units debt fund	1,236,972
Franklin Small Mid Cap Growth Fund	36,388.313 units Equity fund	1,099,655
American Funds EuroPacific Growth Fund	34,348.989 units Equity fund	1,037,683
	33,062.624 units Equity and debt
Franklin Real Estate Securities Class A Fund	combination fund	710,846
Putnam International Capital Opportunities Fund	27,182.522 units Equity fund	513,750
Templeton Developing Markets Fund	19,139.125 units Equity fund	286,896

Subtotal	Registered Investment Companies	10,166,709

Common collective trust
INVESCAP Stable Value Fund	1,586,318.66 units Fixed income fund	1,586,319

Subtotal	Common collective trust	1,586,319

Interest bearing cash accounts
AllianceBernstein Capital Reserve	1,256.04 units Money Market Fund	1,256

Subtotal	Interest bearing cash accounts	1,256

	General purpose loans of various
	maturities (2004-2008) rates ranging from
*Participant loans	4.98% to 10.56%	449,131

		$17,727,071

*	Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL FINANCIAL SERVICES L.P. 401(K) PLAN
By:	Benefits Administration Committee of the Dell
Financial Services L.P. 401(k) Plan

Date: June 24, 2004	By:	/s/ J. KEVIN NATER

J. Kevin Nater
On Behalf of the Benefits Administration Committee